  Ex99.93

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2021 and 2020

(expressed in Canadian dollars)

DeFi Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

DeFi Technologies Inc.

Table of Contents

Condensed consolidated interim statements of financial position	3

Condensed consolidated interim statements of operations and comprehensive income (loss)	4

Condensed consolidated interim statements of cash flows	5

Condensed consolidated interim statements of changes in equity (deficiency)	6

Notes to the condensed consolidated interim financial statements	7-28

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

			March 31	December 31,
			2021	2020
	Note		$	$
Assets
Current
Cash	14		11,761,687	332,075
Amounts receivable	4,14		410,550	-
Public investments, at fair value through profit and loss	3,14		14,666,791	665,740
Prepaid expenses and deposits	5,14		908,961	141,386
Digital assets, at fair value through profit and loss	6		69,966,677	636,600
Total current assets			97,714,666	1,775,801

Private investments, at fair value through profit and loss	3,14		4,672,750	2,920,243
Digital assets, at fair value through profit and loss	6		2,041,677	-
Intangible assets	7,8,9		57,261,167	-
Goodwill	8,9		32,327,314	-
Investment in associate	7		-	2,600,000
Total assets			194,017,574	7,296,044

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	10,14,16		71,713,614	992,248
Total liabilities			71,713,614	992,248

Shareholders' equity
Common shares	12	(b)	144,385,017	23,357,691
Preferred shares			4,321,350	4,321,350
Share-based payments reserves	13		3,016,129	1,190,995
Accumulated other comprehensive (loss)			(1,698)	-
(Deficit)			(29,416,838)	(22,566,240)
Total equity			122,303,960	6,303,796
Total liabilities and equity			194,017,574	7,296,044
Nature of operations and going concern	1
Commitments and contingencies	17
Subsequent events	18

Approved on behalf of the Directors:
"Tito Gandhi"	"Bernard Wilson"
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three months ended March 31,
		2021	2020
	Note	$	$

Revenues
Unrealized gain on digital assets		2,592,037	-
Realized (loss) on investments, net		(1,925,113)	(202,103)
Unrealized gain on investments, net		2,594,199	6,495
Interest income		234	-
Total revenue		3,261,357	(195,608)

Expenses
Operating, general and administration	11,16	3,868,965	126,608
Amortization	9	201,833	-
Transaction costs		7,386	1,451
Foreign exchange (gain) loss		(11,197)	7,285
Total expenses		4,066,987	135,344
(Loss) before other items		(805,630)	(330,952)

Other items
Excess purchase price over fair value of assets assumed (expensed)	7	(6,044,968)	-
Net (loss) for the period		(6,850,598)	(330,952)
Other comprehensive loss
Foreign currency translation loss		(1,698)	-
Net (loss) and comprehensive (loss) for the period		(6,852,296)	(330,952)

Income (loss) per share
Basic and diluted		(0.04)	(0.01)

Weighted average number of shares outstanding:
Basic and diluted		153,092,794	41,513,631

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Three months ended March 31,
		2021	2020
	Note	$	$
Cash (used in) provided by operations:
Net (loss) for the period		(6,850,598)	(330,952)
Adjustments to reconcile net (loss) to cash (used in) operating activities:
Share-based payments	13	1,962,931	-
Amortization	9	201,833	-
Realized loss on investments, net		1,925,113	202,103
Unrealized (gain) on investments, net		(2,594,199)	(6,495)
Unrealized (gain) on digital assets, net		(2,592,037)	-
Transaction costs	7	6,044,968	-
Unrealized loss (gain) on foreign exchange		11,422	7,284
		(1,890,567)	(128,060)
Adjustment for:
Purchase of investments		(37,809)	(65,000)
Disposal of investments		737,139	66,490
Change in prepaid expenses and deposits		(895,635)	2,696
Change in accounts payable and accrued liabilities		313,647	119,793
Net cash (used in) provided from operating activities		(1,773,225)	(4,081)

Investing activities
Disposal of digital assets	6	37,809	-
Cash received from acquisiton of subsidiary	8	3,266,394	-
Net cash provided by investing of activities		3,304,203	-

Financing activities
Proceeds from issuance of shares	12	9,589,450	-
Share issuance costs	12	(309,902)	-
Proceeds from exercise of warrants	12,13	523,695	-
Proceeds from exercise of options	12,13	105,790	-
Net cash provided by financing activities		9,909,033	-

Effect of exchange rate changes on cash		(10,399)	12

Change in cash		11,429,612	(4,069)
Cash, beginning of period		332,075	4,762
Cash, end of period		11,761,687	693
Supplemental information:
Shares issued for DeFi Holdings Inc.		19,800,000	-
Shares issued for Valour Structured Products, Inc.		90,769,946	-

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Intermin Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars)

	Number of Common	Common	Number of Preferred	Preferred	Share-based payments		Share-based Payments		Accumulated other comprehensive
	Shares	Shares	Shares	Shares	Options	Warrants	Reserve	(Deficit)	(loss)	Total

Balance, December 31, 2020	103,405,361	$23,357,691	4,500,000	$4,321,350	$276,407	$914,588	$1,190,995	$(22,566,240)	$-	$6,303,796
Private Placement	5,000,000	10,000,000	-	-	-	-	-	-	-	10,000,000
Share issue costs	-	(309,902)	-	-	-	-	-	-	-	(309,902)
Shares issued for acquisitions	77,934,316	110,569,946	-	-	-	-	-	-	-	110,569,946
Warrants exercised	4,081,162	523,695	-	-	-	-	-	-	-	523,695
Value of warrants exercised	-	80,630	-	-	-	(80,630)	(80,630)	-	-	-
Option exercised	741,400	105,790	-	-	-	-	-	-	-	105,790
Value of options exercised	-	57,167	-	-	(57,167)	-	(57,167)	-	-	-
Share-based payments	-	-	-	-	1,962,931	-	1,962,931	-	-	1,962,931
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	(6,850,598)	(1,698)	(6,852,296)
Balance, March 31, 2021	191,162,239	$144,385,017	4,500,000	$4,321,350	$2,182,171	$833,958	$3,016,129	$(29,416,838)	$(1,698)	$122,303,960

Balance, December 31, 2019	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$-	$(1,165,565)
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	(330,952)	-	(330,952)
Balance, March 31, 2020	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,998,125)	$-	$(1,496,517)

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company shares trade on the NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. The Company’s head office is located at 65 Queen Street West, Suite 900, Toronto, Ontario, Canada, M5H 2M5.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at March 31, 2021, the Company has working capital of $26,001,052 (December 31, 2020 - $785,553), including cash of $11,761,687 (December 31, 2020 - $332,075) and an accumulated deficit of $29,416,838 (December 31, 2020 - $22,566,240). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited financial statements for the years ended December 31, 2020 and 2019, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on May 14, 2021.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(b)	Basis of preparation

These condensed consolidated interim financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

The Company’s condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency for the Company and its subsidiaries Electrum Streaming Inc. and DeFi Holdings Inc. is the Canadian dollar. The functional currency of DeFi Holdings (Bermuda) Ltd, Valour Structured Products, Inc., Catenafin AG and C de Geer 2 AB is the United States dollar.

Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the period end exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in Accumulated Other Comprehensive Income (“AOCI”).

(c)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are decondensed consolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiary Electrum Streaming Inc., DeFi Holdings Inc., DeFi Holdings (Bermuda) Ltd., Valour Structured Products, Inc., Catenafin AG and C de Geer 2 AB. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(d)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

(i)	Accounting for Digital Assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the last closing price in the range (UTC time) from www.coinmarketcap.com.

(ii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 14 for further details.

(iii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 14 for further details.

(iv)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk- free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

(v)	Business combination

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(vi)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(vii)	Contingencies (See Note 17 for details)

(e)	New and future accounting changes

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1, 2021 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the financial statements.

IFRS 10 – Condensed consolidated interim Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss

At March 31, 2021, the Company’s investment portfolio consisted of four publicly traded investments and six private investments for a total estimated fair value of $19,339,541 (December 31, 2020 – three publicly traded investments and three private investments at a total estimated fair value of $3,585,983).

Public Investments

At March 31, 2021, the Company’s four publicly traded investments had a total fair value of $14,666,791.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Abaxx Technologies Inc. *		104,200 common shares	352,227	415,758	2.8%
DeFi Technologies Inc.*	(i)	4,000,000 common shares	400,000	14,118,027	96.4%
Medivolve Inc.	(i)	55,000 common shares	6,600	12,650	0.1%
Silo Wellness Inc.	(i)	982,500 common shares	49,125	120,356	0.8%
Total public investments			$807,952	$14,666,791	100.1%

(i)	Investments in related party entities - see Note 15
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.
*	Held by Valour Structured Products, Inc.

At December 31, 2020, the Company’s three publicly traded investments had a total fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,000	415,758	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	400,000	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$14,666,791	100.1%

*	formerly QuestCap Inc.
*	formerly Yukoterre Resources Inc.
(i)	Investments in related party entities - see Note 14
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At March 31, 2021, the Company’s six private investments had a total fair value of $4,672,750.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.*		187,007 common shares	$1,122,040	$1,122,041	24.0%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	1,906,056	40.8%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	953,028	20.4%
Luxor Technology Corporation		Rights to certain preferred shares	128,060	628,750	13.5%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,150	0.5%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	37,725	0.8%
Total private investments			$4,311,523	$4,672,750	100.0%

(i)	Investments in related party entities

*	Held by Valour Structured Products, Inc.

  At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$3,023,614	$2,920,243	100.0%
(i)	Investments in related party entities

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss (continued)

Private Investments (continued)

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

4.	Amounts receivable

	31-Mar-21	31-Dec-20
Share subscription receivable (Note 12)	$410,550	$-

5.	Prepaid expenses and deposits

	31-Mar-21	31-Dec-20
Prepaid insurance	$9,849	$13,326
Prepaid investment	-	128,060
Prepaid expenses	899,112	-
	$908,961	$141,386

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets

As at March 31, 2021, the Company’s digital assets consisted of the below digital currencies, with a fair value of $72,008,354. Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking last closing price in the range (UTC time) from www.coinmarketcap.com.

The Company’s holdings of digital assets consist of the following:

	March 31, 2021		December 31, 2020
	Quantity	$	Quantity	$
1Inch	2,370.5072	12,907	-	-
AAVE	345.7310	163,908	-	-
BALANCE	282.2472	20,092	-	-
BTC	911.4318	67,616,819	-	-
BTC Leverage	13.3433	989,639	-	-
Compound	123.1321	61,686	-	-
Curve DAO	5,467.8370	21,521	-	-
DerivaDAO	782.4058	6,700	-	-
ETH	92.0999	213,796	-	-
Maker	24.5234	64,868	-	-
Mobilecoin	2,854.9570	143,497	-	-
REN	26,530.8304	34,363	-	-
SushiSwap	3,427.8083	63,235	-	-
Synthetix	3,934.1312	86,971	-	-
Uniswap	6,321.7278	222,509	-	-
Wrapped NXM	290.2467	21,815	-	-
Yearn.finance	0.8809	40,026	-	-
USDC		182,326	-	636,600
Current		$69,966,677		$636,600
Maps	285,713.0000	452,698	-	-
Oxygen	400,000.0000	1,448,640	-	-
Saffron.finance	86.2100	140,339	-	-
Long-Term		$2,041,677		$-
Total Digital Assets		$72,008,354		$636,600

The continuity of digital assets for the three months ended March 31, 2021:

	March 31, 2021	December 31, 2020
Opening balance	$636,600	$-
Digital assets acquried	68,829,444	636,600
Revaluation adjustment	2,542,310	-
	$72,008,354	$636,600

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

7.	Acquisition of DeFi Holdings Inc.

On December 10, 2020, the Company acquired 49% of DeFi Holding Inc. (“DeFi Holdings”) by issuing a total of 20,000,000 common shares of the Company to the shareholders of in proportion to their pro rata shareholdings of DeFi Holdings, in exchange for a 49% interest in DeFi Holdings and on January 28, 2021, the Company acquired the remaining 51% of Defi Holdings by issuing an additional 20,000,000 common shares of the Company. As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Holdings, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of intangible assets. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Holdings.

The acquisition of DeFi Holdings is being treated as an asset acquisition for accounting purposes as DeFi Holdings does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were recorded at their estimated fair market values, which are based on management estimates.

Purchase price considerpaid:
Fair value of shares issued	$22,400,000

Fair value of assets and liabilities assumed
Blockchain technology	$12,110,000
Brand name	4,252,000
Accounts payable	(6,968)
Excess purchase price over fair value of assets assumed (expensed)	6,044,968
Total net assets acquired	$22,400,000

8.	Acquisition of Valour Structured Products, Inc.

On February 12, 2021, the Company initially acquired 20% interest in Valour Structured Products, Inc. (“Valour”) by issuing 21,000,000 and on March 31, 2021, the Company acquired the remaining 80% interest in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange-traded certificates linked to various digital currencies and hedging thereof. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Valour, the assets and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of cash, investments, digital assets and intangibles (blockchain technology and brand name). The liabilities assumed consisted of due to clients and due to ETP holders. As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $90,769,946 based on the value of the common shares on the dates the definitive agreements were signed: January 19, 2021 and March 23, 2021.

Purchase price consideration

Consideration for acquisition:
Fair value of shares issued	$90,769,946

Accounting estimates of the acquisition with a purchase price of $90,769,946:
Cash	$3,266,394
Investments	15,655,827
Digital assets	68,820,253
Due to clients	(1,552,164)
Due to ETP holders	(68,848,678)
Blockchain Technology	20,718,000
Brand Name	20,383,000
58,442,632
Goodwill	32,327,314
Preliminary accounting estimate of net assets acquired	$90,769,946

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

8.	Acquisition of Valour Structured Products, Inc. (continued)

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

9.	Intangibles and goodwill

Intangibles

The components of intangible assets as of March 31, 2021 are as follows:

	Blockchain Technology	Brand Name	Total
Balance, December 31, 2020	$-	$-	$-
Acquisition of DeFi Holdings Inc.	12,110,000	4,252,000	16,362,000
Acquisition of Valour Structured Products, Inc.	20,718,000	20,383,000	41,101,000
Amortization	(201,833)	-	(201,833)
Balance, March 31, 2021	$32,626,167	$24,635,000	$57,261,167

For the three months ended March 31, 2021, $201,833 of amortization has been recorded by management using an estimated 10 years of useful life for the intangible assets.

On December 10, 2020 and January 28, 2021, the Company acquired all the outstanding shares of DeFi Holdings Inc and on February 12, 2021 and March 31, 2021, the Company acquired all the outstanding shares of Valour Structured Products, Inc (see Note 7 and 8). The intangible assets acquired consisted of blockchain technology and brand names.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, December 31, 2020	$-
Acquisition of Valour Structured Products, Inc.	32,327,314
Balance, March 31, 2021	$32,327,314

10.	Accounts payable and accrued liabilities

	31-Mar-21	31-Dec-20
Corporate payables	$1,280,687	$886,923
Related party payable (Note 15)	32,086	105,325
Due to clients	1,552,164	-
Due to ETP holders	68,848,677	-
	$71,713,614	$992,248

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

11.	Expense by nature

	Three months ended March 31,
	2021	2020
Management and consulting fees	$1,256,717	$73,870
Share-based payments	1,962,931	-
Travel and promotion	160,894	4,561
Office and rent	29,815	20,341
Accounting and legal	145,044	20,446
Regulatory and transfer agent	313,564	7,390
	$3,868,965	$126,608

12.	Share Capital

a)	As at March 31, 2021, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

12.	Share Capital (continued)

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2019	41,513,693	$18,820,850
Private placement financings	40,000,000	2,600,000
Warrants issued	-	(777,320)
Share issuance costs allocated to shares	-	(20,828)
Broker warrants issued	-	(1,548)
Acquisition of DeFi Holdings Inc.	20,000,000	2,600,000
Warrant exercised	1,691,668	84,583
Grant date fair value of warrants exercised	-	18,994
Options exercised	200,000	22,000
Grant date fair value of options exercised	-	10,960
Balance, December 31, 2020	103,405,361	23,357,691
Private placement financing	5,000,000	10,000,000
Share issuance costs allocated to shares	-	(309,902)
Acqusition of Defi Holdings (Note 7)	20,000,000	19,800,000
Acqusition of Valour (Note 8)	57,934,316	90,769,946
Warrants exercised	4,081,162	523,695
Grant date fair value on warrants exercised	-	80,630
Options exercised	741,400	105,790
Grant date fair value on options exercised	-	57,167
Balance, March 31, 2021	191,162,239	$144,385,017

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common share. The Company paid $309,902 in finders fees and other share issue costs. Of the total subscriptions, proceeds of $410,550 remained outstanding as at March 31, 2021 and was included in amount receivables (Note 4).

Subscriptions for 180,000 Common Shares under the Offering constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). For these transactions, the Company has relied on the exemption from the formal valuation requirement contained in Section 5.5(a) of MI 61-101 and has relied on the exemption from the minority shareholder requirements contained in Section 5.7(1)(a) of MI 61-101.

13.	Share-based payments reserves

		Options		Warrants
	Number of	Weighted average exercise	Value of	Number of	Weighted average exercise	Value of
	Options	prices	options	warrants	prices	warrants	Total Value
December 31, 2020	5,465,000	$0.21	$276,407	32,259,485	$0.19	$914,588	$1,190,995
Granted and vested	4,000,000	2.15	$1,962,931	-	-	-	$1,962,931
Exercised	(741,400)	0.14	(57,167)	(4,081,162)	0.13	(80,630)	$(137,797)
March 31, 2021	8,723,600	$1.11	$2,182,171	28,178,323	$0.20	$833,958	$3,016,129

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

13.	Share-based payments reserves (continued) Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company recorded $1,962,931 (2020 - $nil) of share-based payments during the three months ended March 31, 2021.

The following share-based payment arrangements were in existence at March 31, 2021:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
200,000	200,000	29-Sep-16	29-Sep-21	$0.11	$10,960	$0.11	59%	5	0%	0.57%
428,600	428,600	18-Dec-17	18-Dec-22	$0.35	$92,878	$0.35	76%	5	0%	1.70%
1,595,000	400,000	16-Nov-20	16-Nov-25	$0.09	$126,324	$0.09	139%	5	0%	0.46%
750,000	375,000	18-Nov-20	18-Nov-25	$0.18	$115,950	$0.18	141%	5	0%	0.44%
1,750,000	250,000	21-Dec-20	21-Dec-25	$0.35	$656,250	$0.35	145%	5	0%	0.44%
500,000	500,000	19-Jan-21	19-Jan-26	$0.82	$367,450	$0.82	145%	5	0%	0.41%
1,000,000	-	16-Feb-21	16-Feb-26	$2.05	$1,844,400	$2.05	146.4%	5	0%	0.57%
500,000	41,667	19-Feb-21	19-Feb-26	$2.90	$1,308,500	$2.90	147.5%	5	0%	0.64%
1,000,000	-	24-Feb-21	24-Feb-26	$2.55	$2,299,000	$2.55	147.0%	5	0%	0.73%
1,000,000	-	22-Mar-21	22-Mar-26	$2.12	$1,906,500	$2.12	145.7%	5	0%	0.99%
8,723,600	2,195,267				$8,728,212

The weighted average remaining contractual life of the options exercisable at March 31, 2021 was 4.5 years December 31,2020 – 4.0 years).

On January 19, 2021, the Company granted 500,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options vest immediately and may be exercised at a price of $0.82 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $367,450 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.1%; risk-free interest rate of 0.41%; and an expected average life of 5 years.

On February 16, 2021, the Company granted a total of 1,000,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant and may be exercised at a price of $2.05 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $1,844,400 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146.4%; risk-free interest rate of 0.57%; and an expected average life of 5 years.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

13.	Share-based payments reserves (continued)

Stock Option (continued)

On February 19, 2021, the Company granted a total of 500,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options shall vest in equal monthly instalments such that all options shall fully vest on the date that is twelve months from the date of grant and may be exercised at a price of $2.90 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $1,308,500 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.5%; risk-free interest rate of 0.64%; and an expected average life of 5 years.

On February 24, 2021, the Company granted a total of 1,000,000 stock options to certain directors and advisor of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant and may be exercised at a price of $2.55 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $2,299,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.0%; risk-free interest rate of 0.73%; and an expected average life of 5 years. Of the total grant, two directors of the Company were granted a total of 500,000 options.

On March 22, 2021, the Company granted a total of 1,000,000 stock options to certain consultants of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant and may be exercised at a price of $2.12 per option for a period of five years from the date of grant. These options have an estimated grant date fair value of $1,906,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.7.%; risk-free interest rate of 0.99%; and an expected average life of 5 years.

Warrants

As at March 31, 2021, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,846,153	12-Jun-17	12-Jun-22	$0.20	161,789	$0.12	79.9%	5	0%	1.04%
Warrants	5,930,357	26-Jun-20	26-Jun-22	$0.05	65,206	$0.03	118.1%	2	0%	0.29%
Warrants	18,401,813	16-Nov-20	16-Nov-22	$0.25	614,038	$0.09	151.0%	2	0%	0.27%
Warrant issue costs					(7,075)
	28,178,323				833,958

14.	Financial instruments

Financial assets and financial liabilities as at March 31, 2021 are as follows:

March 31, 2021
	Total	Less than 1 year	1-3 years
Cash	$11,761,687	$11,761,687	$-
Amounts receivable	410,550	410,550
Public investments	14,666,791	14,666,791	-
Prepaid expenses	908,961	908,961	-
Private investments	4,672,750	-	4,672,750
Total assets - March 31, 2021	$32,420,739	$27,747,989	$4,672,750

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (continued)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at March 31, 2021, the Company had current assets of $97,714,666 (December 31, 2020 - $1,775,801) to settle current liabilities of $71,713,614 (December 31, 2020 - $992,248).

The following table shows the Company’s source of liquidity by assets as at March 31, 2021.

March 31, 2021
	Total	Less than 1 year	1-3 years
Cash	$11,761,687	$11,761,687	$-
Amounts receivable	410,550	410,550
Public investments	14,666,791	14,666,791	-
Prepaid expenses	908,961	908,961	-
Digital assets	72,008,354	69,966,677	2,041,677
Private investments	4,672,750	-	4,672,750
Total assets - March 31, 2021	$104,429,093	$97,714,666	$6,714,427

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (Continued)

Market risk (continued)

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. As at March 31, 2021, one investment made up approximately 7% (December 31, 2020 – one investment of 26%) of the total assets of the Company.

For the three months ended March 31, 2021, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $1.4 million, or $0.01 per share.

For the three months ended March 31, 2021, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $1.9 million, or $0.01 per share.

For the three months ended March 31, 2021, a 10% decrease (increase) in the closing prices of its digital assets would result in an estimated increase (decrease) in net loss of $7.2 million, or $0.05 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at March 31, 2021, a 1% change in interest rates could result in $117,600 (December 31, 2020 - $3,320) change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar and British Pound. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at March 31, 2021, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

March 31, 2021
	United States Dollars	British Pound	European Euro
Cash	$4,425,190	$-	$-
Private investments	3,550,709	-	-
Prepaid investment	12,825	-	868,264
Digital assets	72,008,354	-	-
Accounts payable and accrued liabilities	(56,033,181)	(76,678)	(5,166)
Net assets (liabilities)	$23,963,896	$(76,678)	$863,098

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of March 31, 2021 would result in an estimated increase (decrease) of approximately ($2,475,000) (December 31, 2020- $(367,200)).

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (continued)

Market risk (continued)

(d)	Digital currencies risk

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets. In addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies are not indicative of their future price performance.

For the three months ended March 31, 2021, a 25% decrease in the closing price of the Company’s digital assets would result in an estimated increase in net loss of $0.8 million, or $0.00 per share.

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s Consolidated Financial Statements as of December 31, 2020 and 2019.

iii.	Digital assets are carried at the amount of US dollars they can be converted into.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at March 31, 2021.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique - observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$7,908,764	$6,758,027	$-	$14,666,791
Privately traded invesments	-	-	4,672,750	4,672,750
Digital assets	-	72,008,354	-	72,008,354
March 31, 2021	$7,908,764	$78,766,381	$4,672,750	$91,347,895

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended March 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (continued)

Fair value of financial instruments (continued)

Investments, fair value for the period ended	March 31, 2021	December 31, 2020
Balance, beginning of period	$636,600	$-
Purchases	-	636,600
Acquired from Valour	(75,578,281)	-
unrealized gain/(loss) net	2,551,501	-
Balance, end of period	$78,766,382	$636,600

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended March 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	June 30, 2021	December 31, 2020
Balance, beginning of period	$3,018,493	$-
Purchases	165,869	3,121,864
Transferred to Level 1	(98,205)	-
Realized and unrealized gain/(loss) net	1,586593	(103,371)
Balance, end of period	$4,672,750	$3,018,493

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2021.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (continued)

Fair value of financial instruments (continued)

Level 3 Hierarchy (continued)

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$1,122,042	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	1,906,056	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	953,028	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	628,750	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	25,150	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	37,725	Recent financing	Marketability of shares	0% discount
	$4,672,751

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour (see Note 3). As at March 31, 2021, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $112,204 change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 3). As at March 31, 2021, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021., a +/- 10% change in the fair value of BPC will result in a corresponding +/- $190,606 change in the carrying amount.

Flora Growth Corp. (“FGC”)

On September 11, 2020, the Company received 1,010,500 common shares of FGC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 3). As at March 31, 2021, the valuation of FGC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021, a +/- 10% change in the fair value of FGC will result in a corresponding +/- $95,303 change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. As at March 31, 2021, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $62,875 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at March 31, 2021, the valuation of STL was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021. a +/- 10% change in the fair value of STL will result in a corresponding +/- $2,515 change in the carrying amount.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (continued)

Fair value of financial instruments (continued)

Level 3 Hierarchy (continued)

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at March 31, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $3,773 change in the carrying amount.

15.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the three months ended March 31, 2021.

16.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiary and its respective ownership listed below:

	Country of incorporation	% equity interest
DeFi Holdings Inc.	Canada	100
DeFi Holdings (Bermuda) Ltd.	Bermuda	100
Electrum Streaming Inc.	Canada	100
Valour Structured Products, Inc.	Cayman Island	100
Catenafin AG	Switzerland	100
C de Geer AG	Sweden	100

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

16.	Related party disclosures (continued)

b)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended March 31,
	2021	2020
Short-term benefits	$279,155	$16,500
Shared-based payments	232,982	-
	$512,137	$16,500

At March 31, 2021, the Company had $32,086 (December 31, 2020 - $2,543) owing to its current key management, and $655,296 (December 31, 2020 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

c)	During the three months ended March 31, 2021 and 2020, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Purchases of goods/services Three months ended March 31,
	2021	2020
2227929 Ontario Inc.	$30,000	$30,000
Forbes & Manhattan Inc.	30,000	30,000
	$60,000	$60,000

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at March 31, 2021, the Company had a payable balance of $nil (December 31, 2020 - $80,183) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and officer of the Company, is also a director of 2227929 Ontario Inc.

In August 2017, Forbes & Manhattan, Inc. (“Forbes”) became an insider of the Company owning approximately 34.9% (approximately 16.3% at December 31, 2020) outstanding shares of the Company. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. During the three months ended March 31, 2021, Forbes received $75,000 bonus from the Company. As at March 31, 2021 the Company had a payable balance of $34,819 (December 31, 2020 - $22,600). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s March 2021 private placement financing and subscribed for 189,900 common shares for gross proceeds of $379,800. As at March 31, 2021, Forbes ceased to be an insider of the Company.

Included in amounts receivable is $25,000 private placement proceeds owed by an officer of the Company. Subsequent to March 31, 2021, the funds were received.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($76,678) (December 31, 2020 - $76,872) expenses owed to Vik Pathak, a former director and officer of the Company.

See Notes 11, 12 and 17.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

16.	Related party disclosures (continued)

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31, 2021 and December 31, 2020.

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common	$ 1,906,056	63.7%
	shareholders
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	953,028	31.9%
Medivolve Inc.	Former director (Stan Bharti), director (Daniyal Baizak), and	12,650	0.4%
	common shareholders
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officer	120,356	4.0%
	(Kenny Choi, Ryan Ptolemy) and common shareholders
Total investment - March 31, 2021		$ 2,992,090	100.0%
* Private companies

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$1,929,853	54.2%
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926	27.1%
Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	22,000	0.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti, William Steers) and officer (Ryan Ptolemy)	545,490	15.3%
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi, Ryan Ptolemy) and common shareholders	98,250	2.8%
Total investment - December 31, 2020		$3,560,519	100.0%

*	Private companies

**	Formerly QuestCap Inc.

***	Formerly Yukoterre Resources Inc.

The Company has a diversified base of investors. To the Company’s knowledge, no related party holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as of March 31, 2021 (December 31, 2020 – Forbes).

17.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $1,979,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $557,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

18.	Subsequent events

Subsequent to March 31, 2021, the Company announced its intention to commence a Normal Course Issuer Bid (“NCIB”) to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

Subsequent to March 31, 2021, the Company completed the share exchange transaction with Hive Blockchain Technologies Ltd. (“HIVE”). Pursuant to the transaction, the Company issued 10,000,000 shares of the Company to HIVE in exchange for 4,000,000 common shares of HIVE. No finder’s fees were paid in connection with the transaction and all securities issued under the transaction are subject to a four-month and one day statutory hold period.

Subsequent to March 31, 2021, the Company granted 4,070,000 stock options to directors, officers and consultants to purchase shares of the company at an exercise price of $1.78 per share until April 9, 2026.

Subsequent to March 31, 2021, 12,500 options were exercised for gross proceeds of $1,125 and 2,600,000 warrants were exercised for gross proceeds of $650,000.